September 9, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	The DIVIDEND Fund Inc. (the “Fund”) File Nos.: 811-21698/ 333-176717
Dear Staff Member:
     Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Fund please find (i) one copy of the joint fidelity bond (the “Joint Bond”) for the policy period from December 7, 2010 to December 7, 2011, such policy being maintained through Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, (ii) an Assistant Secretary’s Certificate certifying the resolutions adopted by the Fund’s Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Fund and (iii) the Amended and Restated Joint Insured Agreement among the Fund and the other insureds on the Joint Bond.
     The Joint Bond premium allocation for the Fund has already been paid to cover the December 7, 2010 to December 7, 2011 policy period.
Very truly yours,

/s/ Helen A. Robichaud

Helen A. Robichaud
Assistant Secretary
The DIVIDEND Fund Inc.
Enclosures

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
of Bond Or Policy No.	Executed	08/03/2011	12:01 A.M. Standard Time as
490PB2794	08/24/2011		Specified in the Bond or Policy
*ISSUED TO
The Gabelli Asset Fund
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
Comstock Funds, Inc.
Comstock Capital Value Fund
Gabelli Capital Series Funds, Inc.
Gabelli Capital Asset Fund
Gabelli Equity Series Funds, Inc.
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund
Gabelli Investor Funds, Inc.
The Gabelli ABC Fund
The Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The GDL Fund*
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
The Gabelli Healthcare & WellnessRx Trust
The Gabelli Money Market Funds
The Gabelli US Treasury Money Market Fund
The Gabelli Natural Resources, Gold & Income Trust
The Gabelli SRI Green Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value Fund, Inc.
The GAMCO Global Series Funds, Inc.
The GAMCO Vertumnus Fund**
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund
The GAMCO Global Telecommunications Fund
The GAMCO Growth Fund
GAMCO Gold Fund, Inc.

GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
GAMCO Westwood Funds
GAMCO Westwood Balanced Fund
GAMCO Westwood Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Mighty Mites Fund
GAMCO Westwood SmallCap Equity Fund
The DIVIDEND Fund Inc.***

*	name changed from “The Gabelli Global Deal Fund” effective 01/14/2011

**	name changed from “The GAMCO Global Convertible Securities Fund” effective 02/07/2011

***	Effective August 3, 2011
•	And any Investment Company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by Gabelli Funds, LLC or by Teton Advisors, Inc. or by any entity now or hereafter majority owned or management controlled by Gabelli Funds, LLC or by Teton Advisors, Inc. subject to General Agreement A.
As used herein, the term “majority owned” shall mean ownership of greater than 50% of the total equity interest of such entity and the term “management control” shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter,
waive, or extend any of the terms, conditions,
provisions, agreements or limitations of the above
mentioned Bond or Policy, other than as above stated.

By:
Authorized Representative

ASSISTANT SECRETARY’S CERTIFICATE
I, Helen Robichaud, Assistant Secretary of The DIVIDEND Fund Inc. (the “Fund”), hereby certify that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at a meeting duly called and held on August 17, 2011:

RESOLVED,	That the Board of the Fund has determined that the participation by the Fund and other funds and series thereof managed by the Adviser and its affiliates in a joint Fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Fund; and further

RESOLVED,	That the agreement between the Fund and other funds and series thereof managed by the Adviser and its affiliates to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form presented in the Board Materials, together with such changes and modifications as the officers of the Fund deem advisable; and further

RESOLVED,	That the Board, including a majority of the Independent Board Members of the Fund, or the Adviser, shall review such Joint Insured Agreement and Fidelity Bond Policy at least annually in order to ascertain whether or not such agreement and policy continue to be in the best interests of the Fund, and whether or not the premiums to be paid by the Fund are fair and reasonable; and further

RESOLVED,	That in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary and Assistant Secretary of the Fund are hereby designated as the officers of the Fund who are authorized and directed to make the filings with the SEC and to give the notices required by Rule 17g-1(g); and further

RESOLVED,	That the proper officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary to ensure compliance with these resolutions and said Rule 17g-1; and further

RESOLVED,	That the Board hereby approves the addition of the Fund to the current Fidelity Bond coverage with Travelers —

St. Paul Fire and Marine Insurance Company and Great American Insurance Company, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds in Schedule A therein and which will provide coverage in the aggregate amount of $27.5 million or such greater amount as the officers of the Fund may deem appropriate; and further

RESOLVED,	That the Board hereby determines that the annual premium for the Fidelity Bond is fair and reasonable and the annual premium be and hereby is, ratified and approved; and further

RESOLVED,	That the portion of the premium for the aforementioned joint insured bond paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the Secretary or the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file the Fidelity Bond, and to take such actions as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 9th day of September, 2011.

/s/ Helen A. Robichaud

Helen A. Robichaud
Assistant Secretary
The DIVIDEND Fund Inc.

AMENDED AND RESTATED
JOINT INSURED AGREEMENT
     AGREEMENT dated December 1, 1999, as most recently amended as of August 17, 2011, among the registered investment companies advised by Gabelli Funds, LLC, Teton Advisors, Inc. and Gabelli Fixed Income LLC (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).
     WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;
     Now, THEREFORE, the Funds do hereby agree as follows:
     1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.
     2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.
     3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.
     4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

     5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.
     6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/Bruce N. Alpert Bruce N. Alpert
President, The Gabelli Asset Fund
President, The Gabelli Blue Chip Value Fund
President, Gabelli Capital Series Funds, Inc.
Executive Vice President, Comstock Funds, Inc.
President, The Gabelli Convertible and Income Securities Fund Inc.
President, The Gabelli Dividend & Income Trust
President, Gabelli Equity Series Funds, Inc.
President, The Gabelli Equity Trust Inc.
President, The GDL Fund
President, The Gabelli Global Gold, Natural Resources & Income Trust
President, The Gabelli Global Multimedia Trust Inc.
President, GAMCO Global Series Funds, Inc.
President, The Gabelli Global Utility & Income Trust
President, GAMCO Gold Fund, Inc.
President, The GAMCO Growth Fund
President, GAMCO International Growth Fund, Inc.
President, Gabelli Investor Funds, Inc.
Executive Vice President, The GAMCO Mathers Fund
President, The Gabelli Money Market Funds
President, The Gabelli Natural Resources, Gold & Income Trust
President, Gabelli SRI Green Fund, Inc.
President, The Gabelli Utilities Fund
President, The Gabelli Utility Trust
President, The Gabelli Value Fund Inc.
President, The GAMCO Westwood Funds
President, Gabelli 787 Fund, Inc.
President, The DIVIDEND Fund Inc.

Signed:	/s/Agnes Mullady Agnes Mullady
President, The Gabelli Healthcare & Wellness(Rx) Trust

Schedule A
List of Registered Investment Companies
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The GDL Fund
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
GAMCO Gold Fund, Inc.
The GAMCO Growth Fund
The Gabelli Healthcare & Wellness(Rx) Trust
GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
The Gabelli Natural Resources, Gold & Income Trust
Gabelli SRI Green Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value Fund Inc.
The DIVIDEND Fund Inc.
Gabelli Capital Series Funds, Inc.:
The Gabelli Capital Asset Fund
Comstock Funds, Inc.
Comstock Capital Value Fund
Gabelli Equity Series Funds, Inc.:
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund
GAMCO Global Series Funds, Inc.:
The GAMCO Global Telecommunications Fund
The GAMCO Vertumnus Fund
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund
Gabelli Investor Funds, Inc.:
The Gabelli ABC Fund
The Gabelli Money Market Funds:
The Gabelli U.S. Treasury Money Market Fund
The GAMCO Westwood Funds:
GAMCO Westwood Equity Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Balanced Fund
GAMCO Westwood SmallCap Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Mighty Mites Fund
Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund
August 17, 2011